Exhibit 99.1

ASM International N.V.

ASM International appoints Frans van Houten as temporary advisor to the management board

ALMERE, the Netherlands – March 18, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announces that it has appointed Frans van Houten as a temporary advisor to the management board for an expected period of 4-6 months.

Frans van Houten, 48, will support ASMI’s management board in its on-going efforts to ensure the company has the strongest operational framework with which to withstand current extreme economic and industry conditions.

The decision to appoint Mr. van Houten was jointly taken by ASMI management and supervisory boards, also taking into account the recent recommendation from ASMI’s largest shareholders Arthur del Prado and Hermes as announced on 28 January 2009.

Mr. van Houten is the former chief executive officer of NXP, the independent semiconductor company, and the former head of the Philips’ Semiconductor division from which NXP was spun-off in 2006.

Chuck del Prado, ASMI Chief Executive Officer, said, “Frans van Houten has an excellent reputation and solid experience in the semiconductor industry. He will provide valuable support to ASMI management during the current market crisis. His appointment is a prudent and sensible step and demonstrates that ASMI is actively taking adequate measures to put itself in the best possible position to weather the current market turmoil and to respond to the challenges arising there from.”

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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